UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October, 2009

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Company Taxpayers’ ID (CNPJ) nº 04.032.433/0001 -80
Company Registry ID (NIRE) nº 33300275410
Publicly-held Company

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

CONTAX PARTICIPAÇÕES S.A. (“Company”) Board of Directors hereby summons its shareholders to attend the Extraordinary General Meeting to be held, on November 13, 2009, at 10:00 A.M., at the Company’s headquarters, at Rua do Passeio 48 a 56, Parte, Rio de Janeiro, RJ, to discuss the following agenda:

i) A reverse stock split of all outstanding shares in the proportion of 50 (fifty) existing shares to 1 (one) new share of the same type;
ii) A stock split of all outstanding shares in the proportion of 1 (one) share to 200 (two hundred) shares;
iii) The Company’s Executive Officers are authorized to take all the required measures to implement the aforementioned deliberations;
iv) Amendment of the caput of Article 5 of the Company’s Bylaws, due to the reverse stock split and stock split, in order to adapt the number of common and preferred shares comprising the Company’s capital stock, as follows: “Article 5 – The Company’s Capital Stock totals R$223,873,116.10 (two hundred and twenty three million, eight hundred and seventy three thousand, one hundred and sixteen reais and ten centavos), divided into 59,770,600 shares, 23,089,600 of which common and 36,601,000 preferred, all of which registered book-entry shares with no par value.”

GENERAL INSTRUCTIONS:

1. Pursuant to art. 135 of Law nº6,404, dated December 15, 1976, an Extraordinary Shareholders’ Meeting shall only take place if shareholders representing at least two thirds of the voting capital are present.

2. Shareholders who wish to be represented by a proxy should deliver the respective power of attorney with specific powers, together with a copy of corporate acts and/or documents confirming said representation, to the legal department, at Rua do Passeio 48 to 56, Parte, 16º andar, Rio de Janeiro, from 9:00 a.m. to 12:00 p.m. and from 02:00 p.m. to 06:00 p.m., up to two (2) days prior to the Extraordinary Meeting.

3. Shareholders whose shares are held in custody by the CBLC (Brazilian Clearing and Depositary Corporation) who wish to participate in the Extraordinary Meeting shall present a shareholding statement issued by said body issued up to two (2) days prior to the Meeting, containing the respective shareholding, provided by the custodian.

Rio de Janeiro, 27 of October, 2009

Fernando Antonio Pimentel Melo
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2009

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.